Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated May 21, 2012	File Number 333-178204

HOWARD BANCORP, INC.

1,150,891 SHARES OF COMMON STOCK OFFERED BY HOWARD BANCORP, INC.	173,003 SHARES OF COMMON STOCK WHICH MAY BE OFFERED BY THE SELLING STOCKHOLDER FROM TIME TO TIME ON A CONTINUOUS OR DELAYED BASIS

This prospectus supplement supplements the prospectus dated May 21, 2012, relating to an aggregate of 1,150,891 shares of common stock, $0.01 par value per share, of Howard Bancorp, Inc. (the “Company”) that may be issued upon the exercise of subscription rights issued by the Company, which we refer to as the rights offering. The prospectus also relates to our public offer of shares of common stock offered but not subscribed for in the rights offering, which we refer to as the public offer, as well as the resale of up to 173,003 shares of common stock by a selling stockholder that is committed to purchase such shares from us in a private placement completed on March 28, 2012, subject to certain closing conditions including our receipt of aggregate subscriptions for at least $6.0 million of common stock in the rights offering, the public offer and the private placement.

 This prospectus supplement should be read together with the prospectus and is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

EXTENSION OF EXPIRATION DATE

We are extending the expiration date for the exercise of subscription rights issued in the rights offering to 5:00 p.m., Eastern Time, on June 29, 2012. As a result, the offering period for the public offer will expire at 5:00 p.m., Eastern Time on July 6, 2012, or, if earlier, the date on which we have accepted subscriptions for all shares remaining available for purchase. Other than the extension of the expiration date, all other offering terms described in the prospectus remain the same and apply during the extended period of the offering.

During the extended offering period for the rights offering, we will continue to offer through the public offer shares of our common stock offered but not subscribed for in the rights offering to persons and entities that are not stockholders eligible to participate in the rights offering.

Executed subscription materials, plus full payment, must be received (not postmarked) by 5:00 p.m., Eastern Time, on June 29, 2012. If you wish to participate in the rights offering or the public offer, please follow the procedures described in the prospectus.

OTHER AMENDMENTS TO PROSPECTUS

1. A new third paragraph is added to the section of the prospectus entitled “The Rights Offering—Method of Exercising Subscription Rights—Subscription by Beneficial Holders” on page 105 as follows: “If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee and wish to have the shares you purchase pursuant to your exercise of the basic subscription right or over-subscription option allocated to a different account than the one in which you currently hold your shares of common stock, you will need to check with your nominee as to whether your nominee will permit you to allocate the purchased shares to such other account. If (i) your broker will not allow you to allocate such shares to another account or (ii) you wish to have a different account than the one in which you currently hold your shares directly purchase shares in the offering (because the subscription rights are not transferable), then you will need to purchase such shares of common stock through the public offer instead of the rights offering. See ‘The Public Offer.’”

2. The following is added to the end of the section of the prospectus entitled “The Rights Offering—Medallion Guarantee May be Required” on page 106: “For example, if a stockholder desires to have the shares of common stock purchased through the exercise of their basic subscription right or the over-subscription option registered in a name different than the name in which the stockholder’s shares are currently held and to whom the subscription rights certificate was issued, such stockholder must provide the required information in sections 4 and 5 of the rights certificate and have their signature on the rights certificate guaranteed by an eligible institution as set forth in section 5 of the rights certificate.”

This prospectus supplement is not complete without, and may not be used except in connection with, the prospectus, including any amendments or supplements to the prospectus. All provisions of the prospectus not specifically amended or superseded by this prospectus supplement remain in full force and effect.

This investment involves a degree of risk, including the risk that you may lose all of your investment. Please read “Risk Factors” beginning on page 15 of the prospectus.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, Maryland Office of the Commissioner of Financial Regulation, Federal Deposit Insurance Corporation, Board of Governors of the Federal Reserve System, nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

GRIFFIN FINANCIAL GROUP, LLC

The date of this prospectus supplement is June 14, 2012.